

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 2, 2008

Edwin E. Laws
Chief Financial Officer
Yadkin Valley Financial Corporation
209 North Bridge Street
Elkin, NC 28621-3404

     Re: Yadkin Valley Financial Corporation
             Form 10-K
             Filed March 31, 2008
                and Documents Incorporated by Reference
             File No. 000-52099
             Form 10-Q
             Filed May 21, 2008
             File No. 000-52099

Dear Mr. Laws:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         Christian Windsor
                         Special Counsel